Exhibit 99.1

Annual General Meeting of Shareholders of
Fortuna Silver Mines Inc. (the "Company") held on June 27, 2022

Report of Voting Results
pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted upon at the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares of Fortuna Silver Mines Inc. (the "Company") held at the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, BC on Monday, June 27, 2022 at 10:00 a.m. (Pacific time). The matters voted upon are described in greater detail in the Company's management information circular dated May 12, 2022 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.fortunasilver.com.

Matters Voted Upon

Votes Cast
Item of Business		Outcome	For	Against

1.	Ordinary resolution to fix the number of directors elected to the Board of the Company at seven.	Approved	104,653,347 (99.26%)	785,183 (0.74%)

Votes Cast
Item of Business		Outcome	For	Withheld

2.	The election of the following nominees as directors of the Company until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Jorge A. Ganoza Durant	Elected	104,658,257 (99.26%)	780,272 (0.74%)
	David Laing	Elected	80,580,329 (76.42%)	24,858,201 (23.58%)
	Mario Szotlender	Elected	104,351,248 (98.97%)	1,087,282 (1.03%)
	David Farrell	Elected	87,371,942 (82.87%)	18,066,588 (17.13%)
	Alfredo Sillau	Elected	89,962,016 (85.32%)	15,476,514 (14.68%)
	Kylie Dickson	Elected	102,933,091 (97.62%)	2,505,438 (2.38%)
	Kate Harcourt	Elected	104,445,839 (99.06%)	992,690 (0.94%)

Votes Cast
Item of Business		Outcome	For	Withheld

3.	Ordinary resolution to approve the re-appointment of KPMG LLP as auditors of the Company until the next annual meeting of Shareholders or until their successors are appointed, at a remuneration to be fixed by the board of directors of the Company.	Approved	137,219,727 (98.92%)	1,494,085 (1.08%)